UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Orchard Therapeutics plc

File No. 333-227698 - CF#36659

Orchard Therapeutics plc submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on October 4, 2018, as amended.

Based on representations by Orchard Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through August 6, 2028
Exhibit 10.4	through August 6, 2028
Exhibit 10.5	through August 6, 2028
Exhibit 10.8	through September 19, 2028
Exhibit 10.9	through September 14, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary